Exhibit 99.1
Glass House Brands Reports First Quarter 2026 Financial Results
-First quarter results include revenue of $40.5 million, average selling price of $171 per pound and biomass production of 152,000 pounds
-Company reiterates full year 2026 wholesale cannabis biomass production forecast of approximately 1,000,000 pounds and $95 per pound annual production cost target
-Company has submitted applications for DEA registration to fully operate medical business under Schedule III Classification
-Conference Call to be held today May 13, 2026, at 5:00 p.m. ET
LONG BEACH, CA and TORONTO, May 13, 2026 - Glass House Brands Inc. (“Glass House” or the “Company”) (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today reported financial results for the first quarter ended March 31, 2026.
First Quarter 2026 Highlights
(Unaudited results, unless otherwise stated, all results and dollar references are in U.S. dollars)
•Revenue was $40.5 million, compared to $44.8 million in Q1 last year and $38.9 million in the fourth quarter 2025.
•Gross Profit Margin of 25%, compared to 45% in first quarter 2025 and 34% in fourth quarter 2025.
•Adjusted EBITDA1 was negative $(4.2) million, compared to positive $4.4 million in first quarter 2025 and $(3.3) million in fourth quarter 2025.
•Operating Cash Flow of negative $(11.8) million, compared to $2.5 million in first quarter 2025 and negative $(3.7) million in fourth quarter 2025.
•Equivalent Dry Pound Production2 was 151,531 pounds, compared to 152,568 in first quarter 2025 and 159,131 in fourth quarter 2025.
•Cost per Equivalent Dry Pound of Production3 of $175 per pound, compared to $108 per pound in first quarter 2025 and $129 per pound in fourth quarter 2025.
•Cash, Restricted Cash and Cash Equivalents balance was $27.9 million at March 31, 2026 compared to $23.4 million at the end of fourth quarter 2025.
Management Commentary
“The recent rescheduling of medical cannabis represents a landmark event within our industry,” said Kyle Kazan, Co-Founder, Chairman and CEO of Glass House. “The implications for Glass House are vast, including potential 280E tax relief and opening up interstate commerce or export to Europe, which would meaningfully increase our addressable market size and unlock greater profit and cash flow generation driven by more favorable pricing dynamics.”
“Preparing for rescheduling has been a top priority for us this year and we have already made significant progress. We accelerated and completed the build-out of Greenhouse 2, and expect that this added capacity will contribute to sales in the second half of 2026. More recently, we registered with the DEA, permitting us to immediately operate medical operations under a Schedule III designation.”

“Our quarterly results were in-line with previously announced preliminary results, reflecting a build-up of cultivation scale and transitory inflated cost of production. We have, and will continue to, make changes to ensure our future performance returns to the standards that we demand of ourselves.”
“Importantly, we remain confident in our outlook for 2026 and have reiterated our guidance to produce approximately one million pounds of cannabis biomass this year, a record number for the Company, and anticipate an average selling price in the mid $180 per pound range. We expect quarterly cost of production to decline as the year progresses and believe our $95 cost of production target remains achievable on a quarterly basis within the second half of this year. We also continue to anticipate strong revenue growth in 2026, with revenue increasing progressively during the course of the year.”
“Longer term, we retain the competitive advantages that have defined us, such as never having to pay the exorbitant energy bills of indoor peers nor having to rely on third-party water supply. It is these and other benefits of our operating model that have sustained us despite challenging California cannabis market conditions. The advantages will further separate the Company from our peers as we enter new markets and expand into new product categories with hemp.”
First Quarter 2026 Operational Highlights and Subsequent Events
•University of California Berkeley and Glass House Collaboration Leads to State-Funded Research on Cannabis Crop Yields
•Glass House Brands Announces Accelerated 2026 Expansion Strategy
•Glass House Brands Announces Appointment of Alison Payne, Heineken USA Chief Marketing Officer, to its Board of Directors
•Glass House Brands Board of Directors Establishes Product Expansion Committee to Support New Product and Business Development
•Glass House Brands Announces California Retail Joint Venture with Vireo Growth
•Glass House Brands Announces Warrant Redemption Notice
•Glass House Brands Announces Application for DEA Registration of Certain Medical Operations
Q1 2026 Financial Results Discussion
Revenues for first quarter 2025 were $40.5 million, ahead of guidance of $39 million and compared to $38.9 million in fourth quarter 2025 and $44.8 million in first quarter 2025. The decline is attributed to reduced wholesale prices and lower production volume.
The wholesale biomass segment revenue was $24.0 million, accounting for 59% of total revenue. Biomass production reached 151,531 pounds during Q1 2026, ahead of guidance of 138,000 pounds and compared to 152,568 in the prior year period.
First quarter 2025 retail segment revenue was $11.9 million, compared to $11.8 million the first quarter of last year and $11.9 million in fourth quarter 2025. Retail gross margin was 50% in the first quarter, compared to 47% in the fourth quarter.
Wholesale CPG segment revenues were $4.6 million, representing a 7% sequential increase and (2)% year-over-year decrease.
Consolidated gross profit for the first quarter was $10.0 million, compared to $20.1 million for Q1 last year and $13.2 million in fourth quarter 2025. Gross margin was 25%, compared to guidance of 29%, 45% in the prior year period and 34% in the fourth quarter of 2025. The declines stem from the lower average selling prices and higher production costs in the wholesale business.

Average selling price was $171 per pound, versus guidance of $167 and compared to $193 in the first quarter of 2025 as we are still operating amidst challenged California pricing conditions.
General and administrative expenses were $17.0 million for the first quarter of 2026, compared to $15.1 million last year and down 8% from $18.5 million in the fourth quarter.
Sales and marketing expenses were $0.5 million, compared to $0.7 million during the same period last year and $0.5 million in the prior quarter.
Professional fees were $2.9 million in Q1, compared to $2.9 million in Q4 2025 and $1.7 million in Q1 2025.
Depreciation and amortization in Q1 2026 were $4.0 million, compared to $4.0 million in Q4 2025 and $3.8 million in Q1 2025.
Adjusted EBITDA was negative $(4.2) million in Q1 2026, compared to positive $4.4 million in the first quarter 2025 and negative $(3.3) million in Q4 2025.
Operating cash flow was negative $(11.8) million, compared to positive $2.5 million in the year-ago period and negative $(3.7) million in Q4 2025.
As of March 31, 2026, the Company had $27.9 million of cash and restricted cash, compared to $23.4 million at the start of the first quarter. The Company spent $3.5 million in capex in the first quarter, which was mostly for Phase III expansion at Camarillo. The Company also paid $2.9 million in preferred stock dividend payments.
Warrant Redemption Notice
Subsequent to quarter end, the Company delivered a notice of redemption, dated April 28, 2026, with respect to the warrants (the “Warrants”) outstanding under the warrant agency agreement, dated May 13, 2019, between the Company and Odyssey Trust Company, as amended (the “Warrant Agency Agreement”).
There are currently 30,664,500 Warrants outstanding, each exercisable for one equity share (each, a “Share”) of the Company at an exercise price of US$11.50 per Share. The outstanding Warrants will be redeemed on May 28, 2026 in accordance with Section 3.4 (1) of the Warrant Agency Agreement at a redemption price of .011826 Shares per Warrant (the “Redemption Shares”). If the Company had not taken any action, the outstanding Warrants would have expired on June 29, 2026.
For further information, please refer to the Company’s news release dated April 28, 2026.
At-The-Market Program
The Company has entered into an equity distribution agreement (the “Equity Distribution Agreement”) with ATB Cormark Capital Markets, pursuant to which, the Company may from time to time sell up to US$50 million of its subordinate voting shares, restricted voting shares and limited voting shares (collectively, the “Equity Shares”) in an at-the-market distribution program (the “ATM Program”). The Company currently intends to use net proceeds of the ATM Program, if any, for cultivation expansion and/or general corporate purposes as well as potential acquisitions that may be identified in the future. The Company views its ATM programs as long term sources of potential capital to be accessed on an opportunistic basis, rather than servicing an immediate need.
Launch of the ATM Program is subject to the approval of CBOE Canada, the delivery of customary closing deliverables and the filing of a prospectus supplement to the Company’s base shelf prospectus dated May 16, 2024.

Since the Equity Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The volume and timing of sales, if any, will be determined at the sole discretion of the Company's management and in accordance with the terms of the Equity Distribution Agreement.
Sales of Equity Shares, if any, under the ATM Program are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, as sales made directly on CBOE Canada or any other recognized Canadian “marketplace” within the meaning of National Instrument 21-101 Marketplace Operation.
Financial results and analyses will be available on the Company’s website on the ‘Investors’ and ‘News & Events’ drop-down menus (www.glasshousebrands.com) and SEDAR+ (www.sedarplus.ca).
Unaudited results, unless otherwise stated, all results are in U.S. dollars.

Net Income / Loss
(in thousands)	Q1 2025	Q4 2025	Q1 2026
Revenues, Net	$44,818	$38,855	$40,515
Cost of Goods Sold	24,753	25,649	30,499
Gross Profit	20,065	13,206	10,016
% of Net Revenue	45%	34%	25%

Operating Expenses:
General and Administrative	15,083	18,474	16,950
Sales and Marketing	687	476	529
Professional Fees	1,668	2,912	2,865
Depreciation and Amortization	3,837	4,028	4,022
Impairment	1,900	—	—
Total Operating Expenses	23,175	25,890	24,366
Loss from Operations	(3,110)	(12,684)	(14,350)
Interest Expense	2,276	1,044	1,295
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(95)	—	—
Other (Income) Expense, Net	1,789	(1,194)	(1,697)
Total Other (Income) Expense, Net	3,970	(150)	(402)
Income Taxes	2,928	2,966	3,058
Net Loss	$(10,008)	$(15,500)	$(17,006)

Adjusted EBITDA
(in thousands)	Q1 2025	Q4 2025	Q1 2026
Net Loss (GAAP)	$(10,008)	$(15,500)	$(17,006)
Depreciation and Amortization	3,837	4,028	4,022
Interest, Net	1,988	1,044	1,295
Income Tax Expense	2,928	2,966	3,058
EBITDA (Non-GAAP)	(1,255)	(7,462)	(8,631)
Adjustments:
Share-Based Compensation	2,105	4,274	4,523
Stock Appreciation Rights Expense	(37)	(22)	(5)
(Gain) Loss on Equity Method Investments	(40)	—	—
Change in Fair Value of Derivative Asset and Liability	1,733	(27)	(409)
Impairment Expense for Intangible Assets	1,900	—	—
Change in Fair Value of Contingent Liabilities and Shares Payable	(95)	—	—
Loss on Extinguishment of Debt	292	—	—
Employee Retention Tax Credits	(210)	(2,365)	—
Non-Recurring Asset Casualty Loss	—	939	—
Non-Recurring Legal and Professional Fees	—	1,357	349
Adjusted EBITDA (Non-GAAP)	$4,393	$(3,306)	$(4,173)

Select Cash Flow Information
(in thousands)	Q1 2025	Q4 2025	Q1 2026
Net Loss	$(10,008)	$(15,500)	$(17,006)
Depreciation and Amortization	3,837	4,028	4,022
Share-Based Compensation	2,105	4,274	4,523
Impairment Expense for Intangibles	1,900	—	—
(Gain) Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	(95)	—	—
Other	2,573	1,963	(1,911)
Cash From Net Loss	312	(5,235)	(10,372)
Accounts Receivable	(1,424)	410	(2,096)
Income Taxes Receivable	—	1,081	25
Prepaid Expenses and Other Current Assets	1,086	(412)	1,455
Inventory	(1,430)	(6,851)	(5,310)
Other Assets	2,062	134	(14)
Accounts Payable and Accrued Liabilities	(587)	7,918	1,855
Income Taxes Payable	27	(2,408)	—
Other	2,425	1,662	2,702
Working Capital Impact	2,159	1,534	(1,383)
Operating Activities Cash Flow	2,471	(3,701)	(11,755)

Purchases of Property and Equipment	(6,695)	(2,400)	(3,546)
Other	—	222	800
Investing Activities Cash Flow	(6,695)	(2,178)	(2,746)

Proceeds from the Issuance of At-the-Money Shares	—	2,182	22,302
Proceeds from the Issuance of Notes Payable and Preferred Shares, Net of Redemption of Preferred Shares	49,140	—	(250)
Payments on Notes Payable, Third Parties and Related Parties	(42,068)	(238)	(10)
Distributions to Preferred Shareholders	(1,938)	(2,493)	(2,888)
Other	(218)	7	(76)
Financing Activities Cash Flow	4,916	(542)	19,078

Net Increase (Decrease) in Cash, Restricted Cash and Cash Equivalents	692	(6,421)	4,577
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	36,923	29,771	23,350
Cash, Restricted Cash and Cash Equivalents, End of Period	$37,615	$23,350	$27,927

Select Balance Sheet Information
(in thousands)	Q1 2025	Q4 2025	Q1 2026
Cash and Restricted Cash	$34,615	$19,850	$24,427
Accounts Receivable, Net	6,712	4,417	6,441
Income Taxes Receivable	1,929	791	766
Prepaid Expenses and Other Current Assets	9,608	15,664	11,181
Inventory	15,682	26,227	31,537
Notes Receivable	—	800	—
Total Current Assets	68,546	67,749	74,352
Operating and Finance Lease Right-of-Use Assets, Net	10,188	5,911	5,961
Long Term Investments	2,381	—	—
Property, Plant and Equipment, Net	212,789	228,760	229,479
Intangible Assets, Net	12,120	11,577	11,626
Restricted Cash, Net of Current Portion	3,000	3,500	3,500
Other Assets	2,566	1,060	435
TOTAL ASSETS	$311,590	$318,557	$325,353

Accounts Payable and Accrued Liabilities	$30,708	$35,970	$38,067
Income Taxes Payable	2,435	—	—
Shares Payable	2,485	—	—
Current Portion of Operating and Finance Lease Liabilities	2,344	1,952	2,102
Current Portion of Notes Payable	—	37	38
Total Current Liabilities	37,972	37,959	40,207
Operating and Finance Lease Liabilities, Net of Current Portion	8,001	3,954	3,842
Other Non-Current Liabilities	25,259	33,413	36,037
Notes Payable, Net of Current Portion	65,797	68,629	67,819
TOTAL LIABILITIES	137,029	143,955	147,905
Preferred Equity Series B, C, D and E	89,002	92,500	92,500
Additional Paid-In Capital, Accumulated Deficit and Non-Controlling Interest	85,559	82,102	84,948
TOTAL MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY	174,561	174,602	177,448
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$311,590	$318,557	$325,353

Notes Payable and Preferred Equity
(in thousands)	Q3 2025	Q4 2025	Q1 2026	Comments
Notes Payable
Secured Credit Facility	$50,000	$50,000	$50,000	Maturity is 2/28/30
2025 Lompoc Term Loan	2,997	2,990	2,980	Maturity is 8/4/35
Greenhouse 2 Equipment Supplier Financing	—	—	1,120

Series A	11,895	11,895	10,950	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	4,111	4,111	3,785	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Plus Convertible Debt	16,006	16,006	14,735

Other	(153)	(330)	(978)	Mostly original issue discount
Notes Payable Total	$68,850	$68,666	$67,857

Preferred Equity
Series D	15,000	15,000	15,000	Currently at 15% dividend with 15% cash payment until 8/24/28 when it increases to 20% dividend with 20% cash payment
Series E	77,500	77,500	77,500	12% dividend with 12% cash payment
Preferred Equity Total	$92,500	$92,500	$92,500

Cash Payments
Debt Amortization	$597	$239	$10
Cash Interest	1,222	1,226	(1,314)	8.58% interest rate on the Senior Secured Credit Facility, entered into on 2/28/25 and 8.5% interest rate on the 2025 Lompoc Term Loan, entered into on 8/4/25
Debt Service	1,819	1,465	(1,304)

Series D	563	563	563	15% annual rate until 8/24/28 when it increases to 20%
Series E	1,898	2,358	2,325	12% annual rate
Preferred Equity Dividends	2,461	2,921	2,888

Total Debt Service and Dividends	$4,280	$4,386	$1,584

Equity Table
(in thousands, except share price)	Q1 2026	Q4 2025	Change	Comments
Total Equity and Exchangeable Shares	84,663	81,729	2,934	Shares issued in connection with At-the-Market program and exercise of RSUs, ISOs, and warrants
Warrants
Series D	2,770	2,770	—	Exercise price of $6.00 with an expiration date of August 2028
Series C	1,000	1,000	—	Exercise price of $5.00 with an expiration date of August 2027
Series B	8,407	8,787	(380)	Exercise price of $5.00 with an expiration date of August 2027
SPAC	30,665	30,665	—	Exercise price of $11.50 with an expiration date of June 2026
Total Warrants	42,842	43,222	(380)

Stock Options	22	179	(157)	Weighted average exercise price of $3.08 which expire in June 2026
RSUs	4,756	5,327	(571)	Up to 3-year vesting through 2028
Total	4,778	5,506	(728)

Share Price at Quarter End	$8.15	$8.75	$(0.60)

Convertible Debentures
Series A	$10,950	$11,895	$(945)	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	3,785	4,111	(326)	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Total Convertible Debentures	$14,735	$16,006	$(1,271)
Number of Shares if Converted Assuming Share Price at Quarter End	1,981	1,829	152

Revenue
(in thousands)	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026	FY 2024	FY 2025
Retail (B2C)	$11,214	$11,796	$11,788	$12,262	$12,255	$11,938	$11,905	$43,816	$48,243
Wholesale CPG (B2B)	4,777	4,987	4,747	5,483	4,958	4,320	4,637	17,996	19,508
Wholesale Biomass (B2B)	47,830	36,256	28,283	42,122	21,231	22,597	23,973	139,086	114,233
Total	$63,821	$53,039	$44,818	$59,867	$38,444	$38,855	$40,515	$200,898	$181,984

Sequential % Change
Retail (B2C)	3%	5%	—%	4%	—%	(3)%	—%
Wholesale CPG (B2B)	20%	4%	(5)%	16%	(10)%	(13)%	7%
Wholesale Biomass (B2B)	22%	(24)%	(22)%	49%	(50)%	6%	6%
Total	18%	(17)%	(15)%	34%	(36)%	1%	4%

% Change to Prior Year
Retail (B2C)	11%	23%	19%	13%	9%	1%	1%	12%	10%
Wholesale CPG (B2B)	11%	22%	12%	38%	4%	(13)%	(2)%	12%	8%
Wholesale Biomass (B2B)	41%	36%	78%	8%	(56)%	(38)%	(15)%	32%	(18)%
Total	32%	31%	49%	11%	(40)%	(27)%	(10)%	25%	(9)%

Gross Profit
(in thousands)	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026	FY 2024	FY 2025
Retail (B2C)	$4,952	$5,396	$5,653	$5,861	$6,166	$5,621	$5,965	$20,763	$23,301
Wholesale CPG (B2B)	1,398	1,168	1,221	1,949	1,477	818	1,449	4,517	5,465
Wholesale Biomass (B2B)	27,092	16,187	13,191	24,121	4,115	6,767	2,602	72,113	48,194
Total	$33,442	$22,751	$20,065	$31,931	$11,758	$13,206	$10,016	$97,393	$76,960

% of Revenue
Retail (B2C)	44%	46%	48%	48%	50%	47%	50%	47%	48%
Wholesale CPG (B2B)	29%	23%	26%	36%	30%	19%	31%	25%	28%
Wholesale Biomass (B2B)	57%	45%	47%	57%	19%	30%	11%	52%	42%
Total	52%	43%	45%	53%	31%	34%	25%	48%	42%

Wholesale Biomass Production and Cost per Pound
	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026	FY 2024	FY 2025
Equivalent Dry Pounds of Production	232,295	165,074	152,568	230,748	123,986	159,131	151,531	608,478	666,433
% Change to Prior Year	128%	60%	149%	54%	(47)%	(4)%	(1)%	71%	10%

Cost per Equivalent Dry Pounds of Production	$103	$110	$108	$91	$128	$129	$175	$123	$111
% Change to Prior Year	(13)%	(9)%	(41)%	(39)%	24%	17%	62%	(10)%	(10)%

Ending Operational Canopy Licensed (000 sq. ft)	1,525	1,525	1,525	1,525	1,525	1,708	1,708	1,525	1,708

Wholesale Biomass Sold and Average Selling Price per Pound
	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026	FY 2024	FY 2025
Equivalent Dry Pounds Sold	209,175	164,660	146,555	204,015	137,026	154,972	140,421	568,133	642,568
% Change to Prior Year	108%	68%	160%	48%	(34)%	(6)%	(4)%	68%	13%
Equivalent Dry Pounds Sold Average Selling Price	$229	$220	$193	$206	$155	$146	$171	$245	$177
% Change to Prior Year	(32)%	(19)%	(32)%	(27)%	(32)%	(34)%	(11)%	(21)%	(28)%
Equivalent Dry Pounds Average Selling Price excludes the impact of cultivation tax.
Conference Call
The Company will host a conference call to discuss the results today, May 13, 2026, at 5:00 p.m. Eastern Time.

Webcast and Replay:	Register Here
Dial-In Number:	1-800-715-9871 or 1-646-307-1963
Conference ID:	1950615#
(replay available for approximately 30 days)
In addition, content related to the earnings call including a transcript and audio recording of the call, as well as the Company’s financial statements and management’s discussion and analysis of financial condition and results of operations for the period (upon completion), will be posted to the Company’s website and can be found here. Content from previous reporting periods is also available.

Non-GAAP Financial Measures
Glass House defines EBITDA as Net Loss (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA excluding share-based compensation, stock appreciation rights expense, change in equity method investments, change in fair value of derivative instruments, impairment expense for goodwill and intangible assets, change in fair value of contingent liabilities and shares payable, loss on extinguishment of debt, employee retention tax credits, non-recurring casualty loss, non-recurring legal and professional fees and certain debt-related fees.
EBITDA and Adjusted EBITDA are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. Such supplemental non-GAAP financial measures are not standardized financial measures under U.S. GAAP used to prepare the Company's financial statements and might not be comparable to similar financial measures disclosed by other companies and, thus, should only be considered in conjunction with the GAAP financial measures presented herein.
The Company has provided tables above that provide a reconciliation of the Company's Net Loss (GAAP) to Adjusted EBITDA for the three months ended March 31, 2026 compared to the three months ended March 31, 2025 and three months ended December 31, 2025.
Footnotes and Sources:
1.EBITDA and Adjusted EBITDA are non-GAAP financial measures that are not defined by U.S. GAAP and may not be comparable to similar measures presented by other companies. Please see “Non-GAAP Financial Measures” herein for further information and for a reconciliation of such non-GAAP measures to the closest GAAP measure.
2.Equivalent Dry Pound Production includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen not converted into dry weight by the Company.
3.Cost per Equivalent Dry Pound of Production, is the application of a subset of Costs of Goods Sold for cannabis biomass production (including all expenses from nursery and cultivation to curing and trimming - the point at which product is ready for sales as wholesale cannabis or to be transferred to CPG) applied to the Company's metric of dry production which includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen that is not converted into dry goods by the Company.
About Glass House Brands
Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. Whether it be through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness or its network of retail dispensaries throughout the state of California, which includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or Glass House’s future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, statements regarding the completion of the proposed joint venture with Vireo and the anticipated benefits thereof . All forward-looking statements, including those herein, are qualified by this cautionary statement. Although Glass House believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Glass House’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and in Glass House’s Form 40-F available on EDGAR at www.sec.gov. For more information on Glass House, investors are encouraged to review Glass House’s public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. Glass House disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.
For further information, please contact:
Glass House Brands Inc.
Jon DeCourcey, Vice President of Investor Relations
T: (781) 724-6869
E: ir@glasshousebrands.com
Investor Relations Contact:
KCSA Strategic Communications
Phil Carlson
T: 212-896-1233
E: GlassHouseIR@kcsa.com